SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS FOR
THE THREE MONTHS ENDED MARCH 31, 2004

Dated: May 27, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of the financial position of Spur Ventures Inc. (the “Company”) and the results of operations for the three months ended March 31, 2004 are to be read in conjunction with the unaudited financial statements for the three months ended March 31, 2004, the audited consolidated financial statements and related notes for the year ended December 31, 2003, and the management discussion and analysis of the period then ended.

The accompanying unaudited consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles. These statements together with the following management’s discussion and analysis, dated May 27, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed in form 20F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.

All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

1. Overall Performance

During the three months ended March 31, 2004, the Company focused on developing an integrated fertilizer business in China. Through two Sino Foreign Joint Ventures, Spur plans to build a business capable of producing 1.0 million tonnes per annum of S-NPK fertilizer in planned stages.

As of March 31, 2004, the Company has no production or operational activities. During the three months ended March 31, 2004, the Company raised $390,000 by the issuance of shares for option and warrant exercises. During the period the Company was both renegotiating the terms of the YMC joint venture, and finalizing the acquisition of an interest in a joint venture company called Yichang Spur Chemicals Ltd. (YSC). See “Subsequent Events” and “Outlook”.

Set forth below is a discussion of the operations and financial condition of the Company for the applicable period.

2. Results of Operations

Three months ended March 31, 2004 compared to three months ended March 31, 2003

During the three months ended March 31, 2004, the Company issued 600,000 shares through the exercise of options and warrants for proceeds of $390,000, as compared with $1,467,500 raised during the three months ended March 31, 2003. The loss of $270,031 during the period increased from $90,129 during Q1 2003 due primarily to an increase in consulting fees from $34,545 in 2003 to $105,000 in Q1 2004 and $132,234 in stock-based compensation expenses during the period in accordance with new Stock Based Compensation Accounting Standards. The increase in consulting fees is due to the increase in activity of the Company in its acquisition of the Xinyuan Chemicals plant to form the YSC joint venture and the renegotiation of the YMC joint venture. The Company’s earnings from interest income increased from Nil in Q1 2003 to $13,340 in Q1 2004.

The Company’s activities during the quarter were primarily directed towards the restructuring of the YMC joint venture (79% owned by the Company) and the formation of the YSC joint venture (72% owned by the Company).

Summary of Quarterly Results
(expressed in Canadian dollars)

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,
	2004	2003	2003	2003	2003	2002	2002	2002
Total revenues	16,577	17,387	26,737	14,700	2,375	912	31,738	17,964
Net income (loss)	(270,031)	(980,665)	(137,670)	(101,590)	(90,129)	(101,780)	(43,149)	(65,447)
Earnings (loss)
per share	(0.01)	(0.03)	(0.01)	(0.00)	(0.01)	(0.01)	0.00	0.00
Diluted earnings
(loss) per share	(0.01)	(0.03)	(0.01)	(0.00)	(0.01)	(0.01)	0.00	0.00

3. Liquidity and Capital Resources

The Company has financed its operations principally through the sale of its equity securities. As the Company did not have production or producing mineral properties in the period, the only revenue sources are interest income earned from amounts on deposit. Income earned is dependent on the amount of funds available for deposit or investment and changes in interest rates and return on the investment. The Company’s management expect that the amount of interest or dividend income will be decreased as the Company continues investment in its joint ventures in China, unless 1): the Company is able to obtain additional funds through the sales of its equity securities. 2): the Company’s joint ventures start making positive cash flow from productions and sales.

During the reporting period, the Company raised $390,000 through the exercise of options and warrants. As at March 31, 2003, the Company had a net working capital of $5,529,647, compared to $5,283,056 at December 31, 2003. During the period, an advance of $500,000 was made to the YMC joint venture, and an advance of $1,658,534 was made to the YSC joint venture, both of which are reflected in the attached Balance Sheet as current assets as the funds are held in China in segregated accounts controlled by the Company. Upon the approval of each joint venture and the completion of the capital structures, these funds will be contributed as registered capital and in the future will be represented as a long term investment for accounting purposes. The success of the Yichang projects will depend on management’s ability to raise more capital and/or bank or private loan facilities. Depending upon the timing of expansion plans for its projects and the receipt of approvals for the restructuring of YMC, the current working capital and cash position of the Company may not provide sufficient liquidity to meet the Company’s year 2004 operating requirements. See “Outlook”.

The cash is held in a term deposit with a Canadian chartered bank.

4. Change in Accounting Policy

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants Standard 3870 which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants.

Accordingly , compensation expense was recorded on a retroactive basis to the opening deficit to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,468,865, and an increase of $94,600 to share capital and $1,374,265 to stock options.

5. Mineral Properties

As of March 31, 2004, the Company had recorded $1,855,010 as Mineral Properties on the balance sheet, compared to $1,846,045 as of December 31, 2003. The $8,965 increase was due primarily to the capitalizing of certain travel costs. In addition, during the period the Company made advances of $500,000 to the YMC joint venture and $1,658,534 to the YSC joint venture which have not yet been capitalized. In both cases, the funds are to be used by the joint ventures for development expenses, and are held in China in segregated accounts that may only be accessed by the Company until the joint venture structures are completed and the advances contributed as capital to each joint venture.

Since 1996, the Company has been working on the YMC project with its joint venture partner Yichang Phosphorous Chemical Industries Group Co. (YPCC), a state enterprise owned by the Chinese government. Through the YMC joint venture, the Company has exclusive rights to develop certain phosphate deposits located near Yichang, China. YPCC is an equity partner in both the YMC and YSC joint ventures in China.

6. Transactions with Related Parties

Included in expenses are the following amounts paid to companies with common directors:

	2004	2003
	$	$
Consulting fees (a)	97,500	19,535
Management fees (b)	Nil	12,500
	97,500	32,035

a)	Directors of the company receive consulting fees for their management services. A total of $96,500 was paid in Q1 2003 (2002 - $19,535).

b)	Management fees of Nil (2002 - $12,500) were paid to companies owned by a director.

7. Subsequent Events

On April 20, 2004, the Company’s interest in YSC was finalized based on closing adjustments as at December 31, 2003 and final negotiations. The Company’s interest has been agreed at 72%, an increase from the previously announced 65%. YSC was formerly called Xinyuan Chemicals Ltd., but has been renamed and converted into a Sino-foreign joint venture company to accommodate the Company’s participation. Chinese government approval for the conversion was received in 2003.

The YSC joint venture owns a fertilizer plant in Yichang. The fertilizer plant has been operating substantially below its rated capacity of 100,000 tonnes of annual NPK production since being commissioned in 2000 due to shortages of phosphoric acid, a key ingredient for NPK fertilizer production. To earn its 72% interest in YSC, the Company agreed to contribute US$2,500,000 for construction of a 60,000 tpa phosphoric acid plant (the “acid plant”), and agreed to undertake the expansion of the fertilizer plant to 300,000 tpa. The Company has advanced a first payment of

US$1,250,000 ($1,658,534) in Q1 2004 and a second payment of US$1,250,000 has been made in Q2 2004 for the construction of the acid plant. The budget for construction of the acid plant is US$2,500,000, but the joint venture is considering increasing the size of certain of the equipment and infrastructure to accommodate future expansions, at an additional cost of approximately US$1 million. No decision has been made on any expansion of the fertilizer plant, other than construction of the acid plant, which will supply enough phosphoric acid for a 300,000 tpa fertilizer plant. Until the acid plant is commissioned, the YSC joint venture is not expected to be profitable. The Company also has agreed to pay interest on the existing debt of one of its partners for 5 years of approximately US$128,307 per year. However, the Company has no obligation to the repayment of debt of its partner.

As a result of the acquisition of an interest in the YSC joint venture, the terms of the original YMC joint venture were renegotiated since the new concept has the fertilizer plant being held and initially expanded under YSC. On April 20, 2004, the Company finalized the restructuring of the YMC joint venture, with the Company’s interest in YMC adjusted to 79% with YPCC holding 21%. The original development plan for YMC called for Spur to earn a 90% interest in YMC by developing a 1 million tpa fertilizer plant integrated with the phosphate mine, originally estimated to cost approximately US$325 million.

Since a fertilizer plant has been acquired under YSC, the terms of the original YMC joint venture were re-negotiated. The remaining principal assets of YMC are therefore the phosphate deposits and the associated mine development. Due to the need to maintain the nature and scope of the YMC joint venture contract consistent with previous government approvals, the Company agreed that the development of the phosphate deposits and any expansion beyond 300,000 tonnes in annual capacity of the fertilizer plant, be undertaken under the YMC joint venture. Consequently, the estimated investment for the development of 700,000 tonnes of additional fertilizer plant capacity (the other 300,000 tonnes to be undertaken by YSC at the same site), plus the mine development and associated infrastructure has been reduced. The restructuring of the YMC joint venture was completed on April 20, 2004. Final government approval for the restructuring is expected shortly.

8. Outlook

On April 20, 2004, the Company acquired a 72% interest in YSC, and accordingly the financial statements of the Company for the quarter ending June 30, 2004 will include the assets and liabilities (including bank debt of approximately the equivalent of US$2,500,000) of YSC on a consolidated basis. An opening set of financial statements for YSC is being prepared and audited at the closing date to enable consolidation into the Spur accounts for the June quarter. The Company has not guaranteed the liabilities of YSC.

Under the new terms of the YMC joint venture, the Company is required to make a US$3,834,000 capital contribution into YMC within three months of receipt of Chinese government approval for the restructuring. This amount represents the estimated cost of commissioning a mining facility capable of producing sufficient phosphate rock to supply at least a 100,000 tpa NPK fertilizer facility. The Company has already advanced $700,000 of this amount for costs associated with the issue of the mining license, engineering and design work, of which $500,000 was advanced in Q1 2004 and $200,000 advanced during 2002.

The total investment to be made by the Company in YMC is US$25,561,000 million over 5 years, of which only the initial US$3,834,000 is a firm commitment. The balance of the US$25,561,000 is to be invested over five years on a best efforts basis, as follows:

•	a cumulative total of US$8,946,000 within two years of receipt of approval for the restructured agreement;
•	a cumulative total of US$16,614,000 within four years;
•	the balance of US$25,561,000 within five years.

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa, estimated at US$93 million. The cost of mine development to supply a 1.2 million tpa mining rate is estimated at USD$29.8 million, including the value of YPCC’s contribution of the deposit, working capital and contingencies over the 5 year development period. The estimated capital cost of expanding the fertilizer plant from 300,000 tpa capacity to 1million tpa is approximately US$49.8 million, plus working capital, contingencies and capitalized interest during construction over the next 5 years for a total of US$63.1 million. The balance above the equity to be contributed by the Company is anticipated to be financed though debt and cash flow.

If there is a conflict between the investment circumstances or market conditions and the investment schedule, the Company shall be entitled to make necessary adjustment to the investment schedule.

The key focus of activities in Q2 2004 include construction of the phosphoric acid plant at YSC which is scheduled to be commissioned in December 2004, detailed engineering studies for the expansion of the YSC fertilizer plant to 300,000 tpa, and the development of the phosphate mine and associated plant on a staged basis consistent with the planned fertilizer plant expansion. The Company is also engaging in an executive search to augment the management team in China at the YSC plant.

9. Forward Looking Statements

This Management Discussion and Analysis contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

10. Risk Factors

The Company’s business is in China, which despite recent government policy changes carries high risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China has a volatile economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government has recently implemented measures to control inflation, which is intended to have the effect of significantly restraining economic expansion. Consequently, there can be no assurance that the government’s pursuit of economic reforms will not be curtailed. It is also possible that inflation in China will cause the cost of the Company’s products to be uneconomic for the rural farming community making up the Company’s market.

Investment in China can be adversely affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could adversely affect the Company’s investment in China. The Chinese Government has been pursuing economic reform and open door policies since 1978. The general development pattern in the last 25 years shows that the political environment in China has been improving gradually. Circumstances such as a change in leadership, social or political disruption or unforeseen circumstances may affect significantly or encumber the Chinese government's abilities to pursue such policies.

Mineral and fertilizer prices have historically fluctuated substantially, and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and world wide production levels. The effects of these factors can not be accurately predicted. The economics of mining and fertilizer production are also affected by operating costs, variation in the grade of mined mineralized material and fluctuation in the price of fertilizer products.

Additional risk factors can be found in the Company’s AIF filed in form 20F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.